UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Targanta Therapeutics Corporation

File No. 001-33730- CF#22799

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Targanta Therapeutics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.25 to a Form 10-Q filed on November 12, 2008.

Based on representations by Targanta Therapeutics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.25   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey P. Riedler
Assistant Director